Mail Stop 6010

January 24, 2007

Ms. Catherine R. Smith
Executive Vice President and Chief Financial Officer
Kennametal, Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650-0231

      RE: **Kennametal, Inc.**
               Form 10-K for the fiscal year ended June 30, 2006
               Filed August 29, 2006
               File No. 1-05318

Dear Ms. Smith:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant